UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AmREIT, Inc.

(Name of Subject Company)

AmREIT, Inc.

(Names of Persons Filing Statement)

Common Stock,

par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

H. Kerr Taylor

Chairman and Chief Executive Officer

8 Greenway Plaza, Suite 1000

Houston, Texas 77046

(713) 850-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

COPY TO:

John A. Good, Esq.

Bass, Berry & Sims PLC

100 Peabody Place, Suite 900

Memphis, Tennessee  38103

(901) 543-5901

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

                The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is AmREIT, Inc., a Maryland corporation (“AmREIT”). The address of AmREIT’s principal executive offices is 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.  The telephone number of AmREIT’s principal executive office is (713) 850-1400.

                The title of the class of equity securities to which this Schedule 14D-9 relates is AmREIT’s common stock, $0.01 par value per share (the “Common Stock”).  As of March 25, 2010, there were 22,950,952 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

                AmREIT is the person filing this Schedule 14D-9.  Its name, business address and business telephone number are set forth in Item 1 above.  AmREIT is a Maryland corporation engaged in owning and operating income-producing real properties.

                This Schedule relates to the tender offer by MIRELF III REIT Liquidity, LLC, a Delaware limited liability company (“MIRELF”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by MIRELF with the Securities and Exchange Commission (the “SEC”) on March 19, 2010, pursuant to which MIRELF is offering to purchase up to 2,245,455 shares of AmREIT’s Common Stock at a purchase price equal to $2.75 per share, upon the terms and subject to the conditions set forth in MIRELF’s Offer to Purchase dated March 19, 2010 (the “Offer to Purchase”) and the related Application for Transfer (the “Application for Transfer”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

                According to the Schedule TO, the address of the principal executive offices of MIRELF is 410 Park Avenue, Suite 820, New York, New York 10022.

                With respect to all information described herein as contained in the Offer to Purchase, the Application for Transfer or Schedule TO, including information concerning MIRELF or its affiliates, manager, or actions or events with respect to any of them, AmREIT does not take any responsibility for the accuracy or completeness of such information or for any failure by MIRELF to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

                Except as described herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between AmREIT or its affiliates and its executive officers, directors or affiliates.  There are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between AmREIT or its affiliates and MIRELF and its manager or affiliates.

                Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest between AmREIT or its affiliates and its executive officers, directors or affiliates is included in the following sections of Amendment No. 5 to AmREIT’s Joint Proxy Statement/Prospectus filed with the SEC as part of a Registration Statement on Form S-4 on October 8, 2009 (the “Merger Proxy Statement”), portions of which sections are incorporated herein by reference: “Security Ownership Of Certain Beneficial Owners And Management,” “Information on Executive Officers and Directors of the Surviving Company - AmREIT Executive Officer and Director Compensation” and  “- REITPlus Executive Officer and Director Compensation.”  The Merger Proxy Statement was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

                The Board of Directors of AmREIT has unanimously determined that the Offer is not in the best interests of the stockholders of AmREIT and recommends that AmREIT’s stockholders reject the Offer and not tender their shares of Common Stock to MIRELF pursuant to the Offer.

                AmREIT believes that holders of the Common Stock should carefully consider the factors described in the Letter from AmREIT to Stockholders, dated April 1, 2010, which is incorporated herein by reference in its entirety and filed herewith as Exhibit (a)(2), in making their own decisions of whether to accept or reject the Offer.

                Neither AmREIT nor any executive officer, director, affiliate or subsidiary of AmREIT currently intends to tender or sell any of their shares of Common Stock pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

                Neither AmREIT, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

                Except as described below, no transactions in the Common Stock have been effected during the past 60 days by AmREIT or, to the knowledge of AmREIT, by any executive officer, director, affiliate or subsidiary of AmREIT.

                On March 1, 2010, AmREIT repurchased 1,044 shares of Common Stock at a price of $8.00 per share.  The repurchase was made pursuant to hardship provisions approved by AmREIT's Board of Directors.

                On March 30, 2010, AmREIT granted the following shares to certain of its executive officers pursuant to its long-term incentive compensation plan:

Officer	Restricted Shares (1)
H. Kerr Taylor	115,900
Chad C. Braun	21,500
(1) Shares vest over a seven-year period.

In addition, on March 30, 2010, AmREIT granted 34,000 additional restricted shares to various employees pursuant to its long-term incentive compensation plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

                Except as set forth in this Schedule 14D-9, (a) AmREIT is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of AmREIT’s securities by AmREIT, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving AmREIT or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of AmREIT or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of AmREIT and (b) there are no transactions, resolutions of the Board of Directors of AmREIT or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

                The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” ”will,” “expect,” “estimated,” and “projects” and similar expressions.  These statements are based on assumptions and assessments made by AmREIT in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

                Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although AmREIT believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning AmREIT’s performance are described more fully in the section entitled “Risk Factors” in the Merger Proxy Statement.

Item 9. Exhibits.

                The following Exhibits are filed with this Schedule 14D-9:

(a)(2)	Letter from AmREIT to Stockholders dated April 1, 2010.

(e)(1)

Excerpts from the Joint Proxy Statement/Prospectus filed as part of the Joint Proxy Statement/Prospectus filed with the SEC as part of Amendment No. 5 to AmREIT’s Registration Statement on Form S-4 on October 8, 2009 **

____________

** Incorporated by reference as provided in Items 3 hereto.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMREIT

Date: April 1, 2010	By:	/s/ H. Kerr Taylor
H. Kerr Taylor Chief Executive Officer and Chairman of the Board of Directors